INDIA'S LARGEST BANK

STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

FILE #82.4524

March 12, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2001 - 2002

We enclose for your information & necessary action letter #.CO/S&B/VK/2002/823 dated March 09, 2002 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to enclose a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

Om P Bhatt
Representative

dw 4/1

Encl: as above

<securities>

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 823 March 09, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2001-2002

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/817 dated the 9th March, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

FILE NO. 32.4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg.
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/817

March 09, 2002

Dear Sir,

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2001-2002

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, vide its notification No. DBS.ARS.No.576/08.21.002/2001-2002 dated 27th February, 2002 have appointed following 14 Audit Firms as Statutory Central Auditors for the Bank in terms of section 41(i) of the State Bank of India Act, 1955 until the next Annual General Meeting of the Bank:-

1. M/s M.C.Bhandari & Co., Kolkata
2. M/s Vyas & Vyas, Mumbai
3. M/s S.P.Chopra & Co., New Delhi,
4. M/s S.Viswanathan, Chennai,
5. M/s R.Devendra Kumar & Associates, Mumbai,
6. M/s O.P.Totla & Co., Indore,
7. M/s P.Jain & Company, Ghaziabad,
8. M/s Nundi & Associates, Kolkata
9. M/s Venugopal & Chenoy, Hyderabad,
10. M/s K.S.Aiyar & Co., Mumbai,
11. M/s B.D.Bansal & Co., Amritsar,
12. M/s R.Subramanian & Co., Chennai,
13. M/s Salarpuria Jajodia & Co., Patna,
14. M/s Phillipos & Co., Bangalore.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 823 March 09, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2001-2002

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/817 dated the 9th March, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/817

March 09, 2002

Dear Sir,

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2001-2002

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, vice its notification No. DBS.ARS.No.576/08.21.002/2001-2002 dated 27th February, 2002 have appointed following 14 Audit Firms as Statutory Central Auditors for the Bank in terms of section 41(i) of the State Bank of India Act, 1955 until the next Annual General Meeting of the Bank:-

1. M/s M.C.Bhandari & Co., Kolkata
2. M/s Vyas & Vyas, Mumbai
3. M/s S.P.Chopra & Co., New Delhi,
4. M/s S.Viswanathan, Chennai,
5. M/s R.Devendra Kumar & Associates, Mumbai,
6. M/s O.P.Totla & Co., Indore,
7. M/s P.Jain & Company, Ghaziabad,
8. M/s Nundi & Associates, Kolkata
9. M/s Venugopal & Chenoy, Hyderabad,
10. M/s K.S.Aiyar & Co., Mumbai,
11. M/s B.D.Bansal & Co., Amritsar,
12. M/s R.Subramanian & Co., Chennai,
13. M/s Salarpuria Jajodia & Co., Patna,
14. M/s Phillipos & Co., Bangalore.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

True copy